                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 10)


                             HANOVER DIRECT, INC.
                               (Name of Issuer)

                      Common Stock, $0.66-2/3 par value
                        (Title of Class of Securities)

                                 440506 10 3
                                (CUSIP Number)

                        Theodore H. Kruttschnitt, III
                           One Bay Plaza, Suite 850
                            1350 Bayshore Highway
                            Burlingame, CA  94010

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                March 30, 1994
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with this statement  / / .



                       (Continued on following page(s))

                              Page 1 of 12 Pages

                       Exhibit Index Appears on Page  7

CUSIP No.  440506 10 3

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Theodore H. Kruttschnitt, III

2        CHECK THE APPROPRIATE BOX IF A MEMBER              (a) /x/
         OF A GROUP                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           / /
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION          U.S.A.

   NUMBER                 7       SOLE VOTING POWER                 5,320,887*
     OF
   SHARES
BENEFICIALLY              8       SHARED VOTING POWER
    OWNED
     BY
    EACH                  9       SOLE DISPOSITIVE POWER            5,320,887*
  REPORTING
   PERSON
    WITH                  10      SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                     5,320,887*

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     / /
         CERTAIN SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         6.42%

14       TYPE OF REPORTING PERSON                                   IN






- --------------------------
*        See Item 5 hereof.

CUSIP No.  440506 10 3

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         J. David Hakman

2        CHECK THE APPROPRIATE BOX IF A MEMBER              (a) /x/
         OF A GROUP                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           / /
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION      U.S.A.

   NUMBER                 7       SOLE VOTING POWER                 28,434*
     OF
   SHARES
BENEFICIALLY              8       SHARED VOTING POWER
    OWNED
     BY
    EACH                  9       SOLE DISPOSITIVE POWER            28,434*
  REPORTING
   PERSON
    WITH                  10      SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                     28,434*

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     / /
         CERTAIN SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         .03%

14       TYPE OF REPORTING PERSON                                   IN





- --------------------------
*        See Item 5 hereof.

CUSIP No.  440506 10 3

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edmund R. Manwell

2        CHECK THE APPROPRIATE BOX IF A MEMBER              (a) /x/
         OF A GROUP                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            / /
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION               U.S.A.

   NUMBER                 7       SOLE VOTING POWER                 33,628*
     OF
   SHARES
BENEFICIALLY              8       SHARED VOTING POWER
    OWNED
     BY
    EACH                  9       SOLE DISPOSITIVE POWER            33,628*
  REPORTING
   PERSON
    WITH                  10      SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                     33,628*

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     / /
         CERTAIN SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         .04%

14       TYPE OF REPORTING PERSON                                   IN





- --------------------------
*        See Item 5 hereof.

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Item 1.  Security and Issuer.

        This Amendment No. 10 to Statement on Schedule 13D relates to shares of Common Stock, par value $.66-2/3 per share (the "Common Stock"), of Hanover Direct, Inc., a Delaware corporation and the successor in interest to The Horn & Hardart Company (the "Company"), whose principal executive offices are located at 1500 Harbor Boulevard, Weehawken, New Jersey 07087.

Item 2.  Identity and Background.

        (a)-(c) Mr. Theodore H. Kruttschnitt, III's principal occupation is investing and his business address is One Bay Plaza, 1350 Bayshore Highway, Suite 850, Burlingame, California 94010.

        Mr. J. David Hakman's principal occupation is serving as Chief Executive Officer of Hakman Capital Corporation, an investment banking firm located at 1350 Bayshore Highway, One Bay Plaza, Suite 333, Burlingame, California 94010.

        Mr. Edmund R. Manwell's principal occupation is serving as Senior Partner of the law firm of Manwell & Milton, 101 California Street, Suite 3750, San Francisco, California 94111.

        (d)-(f) During the last five years, none of Messrs. Kruttschnitt, Hakman or Manwell has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Messrs. Kruttschnitt, Hakman and Manwell are all United States citizens.

Item 3.  Source and Amount of Funds or other Consideration.

         Not Applicable.


Item 4.  Purpose of the Transaction.

        On March 30, 1994, in connection with the Understandings Letter, Mr. Kruttschnitt decided not to sell any of his shares of Common Stock in the
Offering.   Thus, the Resignation Agreement is void and of no further effect and the Letter Agreement remains in full force and effect.

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        Pursuant to a letter agreement, dated March 8, 1994 (the "Hakman
Lock-Up Letter"), by and between Mr. Hakman and the Underwriters, Mr. Hakman agreed that from March 8, 1994 until September 27, 1994 (180 days after the Registration Statement becomes effective), he will not, without the prior written consent of Merrill Lynch, directly or indirectly sell (or offer or contract to sell), transfer, pledge or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock.

        The foregoing description of the Hakman Lock-Up Letter is a summary of certain of its terms and reference is made to a copy of such letter which are attached hereto as Exhibit 1, and incorporated herein by reference for all of its terms and conditions.


Item 5.  Interest in Securities of the Issuer.

        (a) Mr. Kruttschnitt is the beneficial owner of 5,320,887 shares of Common Stock of the Company as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), 15,000 of which are options to purchase shares of Common Stock exercisable within 60 days. The 5,320,887 shares of Common Stock represent, in accordance with Rule 13d-3, approximately 6.42% of the 82,933,177 shares of Common Stock outstanding as of January 1, 1994.

        Mr. Hakman is the beneficial owner of 28,434 shares of Common Stock of the Company, as determined in accordance with Rule 13d-3, 15,000 of which are options to purchase shares of Common Stock exercisable within 60 days. The 28,434 shares of Common Stock represent, in accordance with Rule 13d-3, approximately .03% of the 82,933,177 shares of Common Stock outstanding as of January 1, 1994.

        Mr. Manwell is the beneficial owner of 33,628 shares of Common Stock of the Company, as determined in accordance with Rule 13d-3, 20,000 of which are options to purchase shares of Common Stock exercisable within 60 days. The 33,628 shares of Common Stock represent, in accordance with Rule 13d-3, approximately .04% of the 82,933,177 shares of Common Stock outstanding as of January 1, 1994.

        Messrs. Kruttschnitt, Hakman and Manwell as a group are the beneficial owners of 5,382,949 shares of Common Stock of the Company, as determined in accordance with Rule 13d-3. The 5,382,949 shares of Common Stock represent, in accordance with Rule 13d-3, approximately 6.49% of the 82,933,177 shares of Common Stock outstanding as of January 1, 1994.





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        (b)  Mr. Kruttschnitt has the sole power to vote and dispose of all his
5,320,887 shares of Common Stock except for 15,000, which represent options to purchase shares of Common Stock exercisable within 60 days.

        Mr. Hakman has the sole power to vote and dispose of all his 28,434 shares of Common Stock except for 15,000, which represent options to purchase shares of Common Stock exercisable within 60 days.

        Mr. Manwell has the sole power to vote and dispose of all his 33,628 shares of Common Stock except for 20,000, which represent options to purchase shares of Common Stock exercisable within 60 days.

        (c) and (d) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Reference is hereby made to Item 4 hereof for a description of certain contracts, arrangements, understandings and relationships relating to the securities of the Company. Except as described therein, none of the Reporting Persons has any contract, arrangement, understanding or relations with one or more security holders of the Company or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Company which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relations in the future.

Item 7.  Material to be Filed as Exhibits.             Page
                                                       ----

        Exhibit 1:   Hakman Lock-Up Letter
by and among Mr. Hakman and the Underwriters.           11

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                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 15, 1994




                                           /s/ Theodore H. Kruttschnitt, III
                                           -----------------------------------
                                           Theodore H. Kruttschnitt, III

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                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 15, 1994




                                           /s/ Edmund R. Manwell
                                           -----------------------------------
                                           Edmund R. Manwell

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                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 15, 1994




                                           /s/ J. David Hakman
                                           -----------------------------------
                                           J. David Hakman





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                                EXHIBIT INDEX


Exhibit 1:   Hakman Lock-Up Letter by and among Mr. Hakman and the
             Underwriters.